UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File No.: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris — France

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

PRESS

RELEASE

Alcatel-Lucent Reports Q1 2014 Results

More Than Euro 200 Million Improvement Year-Over-Year

in Adjusted Operating Income and Segment Operating Cash Flow

Except, as otherwise mentioned, all variations at constant exchange rates and perimeter, with accounting of Enterprise as a discontinued operation in Q1 2014.

•	Group revenues, excluding Managed Services, up 4% year-over-year

•	Core Networking segment revenues up 7%, with strong contribution from IP Routing up 16%

•	Gross margin improvement by 410 basis points year-over-year to 32.3%

•	Fixed costs savings of Euro 143 million in Q1 2014; bringing cumulative Euro 478 million fixed cost savings under The Shift Plan when combined with Euro 335 million in 2013

•	Adjusted operating income of Euro 33 million

•	Segment operating cash flow improved by Euro 220 million

Key numbers for the first quarter 2014

	Enterprise as discontinued				Enterprise as continued
In Euro million (except for EPS)	First Quarter 2014	First Quarter 2013 PRO FORMA	Change y-o-y		First Quarter 2014 PRO FORMA	First Quarter 2013	Change y-o-y
Profit&Loss Statement
Revenues	2,963	3,063	0.3%		3,104	3,226	-0.5%
Gross profit	956	865	10.5%		1,019	947	7.6%
in % of revenues	32.3%	28.2%	410	bps	32.8%	29.4%	340	bps
Adjusted Operating income	33	(179)	212		22	(179)	201
in % of revenues	1.1%	-5.8%	690	bps	0.7%	-5.5%	620	bps
Reported Net income (loss) (Group share)	(73)	(353)	280		(101)	(353)	252
Reported EPS diluted (in Euro)	(0.03)	(0.15)	Nm		(0.04)	(0.16)	Nm
Reported E/ADS diluted (in USD)	(0.04)	(0.19)	Nm		(0.05)	(0.20)	Nm

Cash Flow Statement
Segment Operating cash flow	(59)	(279)	220		(54)	(251)	197
Free cash flow	(398)	(544)	146		(396)	(533)	137
Free cash flow excluding restructuring charges	(288)	(445)	157		(286)	(433)	147

The Shift Plan KPIs
Core Networking Revenues	1,352	1,311	6.9%		1,352	1,311	6.9%
Core Networking Adjusted Operating income	96	(15)	111		96	(15)	111
in % of revenues	7.1%	-1.1%	820	bps	7.1%	-1.1%	820	bps
Access and Other operating cash flow	(73)	(274)	201		(70)	(264)	194
Group fixed costs savings	143	49	ca 2.9	x	147	55	ca 2.7	x

Paris, May 9, 2014 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) today announced its first quarter 2014 results, reporting revenues of Euro 2,963 million, growing 0.3% year-on-year at constant exchange rates and comparable perimeter (except, as otherwise mentioned, all variations at constant exchange rates and perimeter, with accounting of Enterprise as a discontinued operation in Q1 2014). Revenues for the Group excluding Managed Services were up 3.9% year-on-year. Core Networking revenues grew by 6.9% in Q1 2014 compared to Q1 2013, largely driven by 16% growth in IP Routing and, to a lesser extent, by IP Transport. Excluding Managed Services, which decreased by half reflecting our strategy to terminate or restructure loss-making contracts, the Access segment grew 2.1% year-over-year.

Gross margin reached 32.3% of revenues in the quarter, improving by 410 basis points year-on-year. This improvement was driven essentially by favorable product mix and improved profitability in most business divisions.

Fixed costs savings reached Euro 143 million in Q1, bringing the total to date to Euro 478 million, when combined with Euro 335 million in 2013 (which exclude Euro 28 million attributable to Enterprise). In particular, SG&A expenses decreased by 20.8% compared to Q1 2013 and by 9.9% compared to Q4 2013. The ratio of SG&A expenses to revenues declined by 280 basis points to 12.9% in Q1 2014 compared to Q1 2013.

Adjusted operating income returned to positive territory, reaching Euro 33 million in the quarter or 1.1% of revenues, compared to Euro (179) million in Q1 2013, or -5.8% of revenues. This turnaround was driven by a significant improvement in profitability in Core Networking and a sizeable reduction of losses in Access.

Segment operating cash flow reached Euro (59) million in Q1 2014, versus Euro (279) million in Q1 2013. This improvement of Euro 220 million was driven mainly by an improvement of Euro 211 million from the Access segment. Free cash flow was Euro (398) million in the quarter and improved by Euro 146 million year-over-year.

As reported, the Group showed a net loss (Group share) of Euro (73) million in Q1 2014, or Euro (0.03) per share. The improvement of Euro 280 million compared to Q1 2013 was driven by the higher level of operating income, lower restructuring charges and a significant reduction in net financial losses.

At March 31, 2014, the Group’s overall Pensions and OPEB exposure indicated a surplus of Euro 666 million compared to a surplus of Euro 546 million at December 31, 2013 (in each case before taking into account applicable asset ceilings). The Group also announces today that it intends to implement, in 2015, a one-time offer to about 45,000 U.S. retirees and former employees and related beneficiaries who are receiving monthly pension benefit payments the opportunity to elect to convert those payments into a single, lump-sum payment. Payments to eligible participants and beneficiaries who elect to participate in the offer would constitute a complete settlement of our pension liabilities with respect to them. Payments are expected to be made from existing U.S. pension plan assets, and we do not expect to make any contributions to U.S. plan assets in connection with the offer.

As previously announced, the Group closed the sale of LGS on March 31, 2014; as a result, LGS is deconsolidated from April 1, 2014.

Also, as previously announced, we received in February 2014 a binding offer from China Huaxin for the acquisition of 85% of Alcatel-Lucent Enterprise. The proposed transaction has been submitted to the workers council of Alcatel-Lucent Enterprise for the required information and consultation procedure which is now completed. Closing of this transaction is subject to certain other conditions, including the approval of certain regulatory authorities, and is targeted to take place in the third quarter of 2014.

Commenting on the first quarter results, Michel Combes, CEO of Alcatel-Lucent, said: “We began 2014 as we ended 2013 — totally focused on driving implementation of The Shift Plan. Having put the Group in the right financial direction last year we are encouraged by the continued progress shown in the first quarter of 2014. This confirms the industrial logic of the strategic choices we have made and provides a good start on which to build during the rest of 2014 as we work towards our objective of bringing the Group as a whole back to positive free cash flow by 2015.”

P&L HIGHLIGHTS

Adjusted Profit & Loss	First	First (1)			Fourth (1)
Statement	quarter	quarter	Change		quarter	Change
(In Euro million except for EPS)	2014	2013	y-o-y		2013	q-o-q
Revenues	2,963	3,063	0.3%		3,753	-20.7%
Cost of sales	(2,007)	(2,198)	191		(2,497)	490
Gross profit	956	865	10.5%		1,256	-23.9%
in % of revenues	32.3%	28.2%	410	bps	33.5%	-120	bps
SG&A expenses	(381)	(481)	-20.8%		(423)	-9.9%
R&D costs	(542)	(563)	-3.7%		(541)	0.2%
Adjusted Operating income / (loss)(1)	33	(179)	212		292	(259)
in % of revenues	1.1%	-5.8%	690	bps	7.8%	-670	bps
Restructuring costs	(67)	(120)	53		(97)	30
Litigations	4	(2)	6		0	4
Gain/(loss) on disposal of consolidated entities	(16)	2	(18)		0	(16)
Impairment of assets	0	0	0		4	(4)
Post-retirement benefit plan amendment	0	55	(55)		40	(40)
Financial result (net)	(82)	(151)	69		(160)	78
Share in net income(losses) of equity affiliates and disposals/sales in progress of activities	2	2	0		2	0
Income tax benefit (expense)	50	43	7		78	(28)
Adjusted Net income (loss) (Group share)	(65)	(339)	Nm		147	Nm
Non-controlling interests	5	(16)	21		22	(17)
Adjusted EPS diluted (in Euro)	(0.02)	(0.14)	Nm		0.05	Nm
Adjusted E/ADS* diluted (in USD)	(0.03)	(0.18)	Nm		0.07	Nm
Number of diluted shares (million)	2,758.7	2,397.6	Nm		2,946.8	Nm

(1)	2013 figures are re-presented to reflect accounting of Enterprise as a discontinued operation in Q1 2014.

GEOGRAPHICAL INFORMATION

From a geographic standpoint, North America was down 1.0% year-over-year. Sequentially, it was down single digits, less than the typical seasonality reflecting solid spending, notably in IP and wireless. Encouraging trends in Western Europe were tempered by the impact of the implementation of our strategy in Managed Services. Asia Pacific posted almost 20% year-over-year growth, driven by activity in Japan and by network roll-outs in China. In the rest of World, double digit decline in CALA was partially offset by good traction in MEA.

Geographic breakdown	First	First (1)		Fourth (1)
of revenues	quarter	quarter	Change	quarter	Change
(In Euro million)	2014	2013	y-o-y	2013	q-o-q
North America	1,450	1,520	-1.0%	1,531	-4.8%
Europe	657	672	-2.5%	993	-34.0%
Asia Pacific	489	443	19.0%	728	-31.1%
RoW	367	428	-7.0%	501	-26.1%

Total group revenues	2,963	3,063	0.3%	3,753	-20.7%

(1)	2013 figures are re-presented to reflect accounting of Enterprise as a discontinued operation in Q1 2014.

CORE NETWORKING

Core Networking segment revenues were Euro 1,352 million in Q1 2014, up 6.9% compared to Q1 2013. Adjusted operating income reached Euro 96 million, or 7.1% of the segment revenues in Q1 2014. The improvement of 820 basis points in adjusted operating margin reflects continued strong contribution from IP Routing as well as strong year-over-year improvement in IP Platforms, and to a lesser extent, in IP Transport. Core networking segment operating cash flow of Euro 48 million in the quarter improved by Euro 59 million compared to Q1 2013, the improvement in profitability being partially offset by a negative change in operating working capital.

Breakdown of segment (In Euro million)	First Quarter 2014	First Quarter 2013	Change y-o-y		Fourth Quarter 2013	Change q-o-q
Core Networking
Revenues	1,352	1,311	6.9%		1,716	-20.9%
IP Routing	549	494	16.4%		555	-0.7%
IP Transport	454	428	8.6%		618	-26.2%
IP Platforms	349	389	-6.9%		543	-35.4%
Adjusted Operating income	96	(15)	111		257	(161)
in % of revenues	7.1%	-1.1%	820	bps	15.0%	-790	bps
Segment Operating Cash-Flow	48	(11)	59		316	(268)
in % of revenues	3.6%	-0.8%	440	bps	18.4%	-1,480	bps

IP Routing revenues were Euro 549 million in Q1 2014, up 16.4% from Q1 2013. All regions, notably Asia-Pacific, showed double-digit growth, as sales benefitted from the continued industrial transformation to all-IP networks.

•	Strong traction around our IP mobile packet core solutions.

•	Our 7950 XRS IP Core router registered 4 new wins in Q1, including Elisa in Finland and customers in the cable sector, for a total of 24 wins to date.

•	Nuage Networks™ added 2 new wins in the quarter, including French cloud provider Numergy; we currently have sold our Nuage Networks™ solution to 5 customers and have more than 30 trials including NTT Communications.

•	We were ranked #2 vendor in the EPC market in 2013 and recently launched a Virtualized Evolved Packet Core (vEPC) solution for mobile operators.

IP Transport reached Euro 454 million in Q1 2014, up 8.6% year-on-year. Within IP Transport, terrestrial optics recorded its first quarter of year-over-year growth since 2011.

•	Within WDM, our 1830 Photonic Service Switch (PSS) represented 44% of terrestrial optical product revenues in the quarter, up 810 basis points year-on-year, and registered 26 new wins.

•	Our 100G shipments represented 30% of total WDM line cards shipments in Q1 2014 compared to 19% in Q1 2013; we have now shipped over 12,000 100G ports lifetime-to-date.

•	New successful 400G trials with Ontario Research and Innovation Optical Network (ORION) and Telekom Austria.

IP Platforms revenues decreased by 6.9% year-on-year to Euro 349 million in Q1 2014. Strong year-over-year growth in key platforms, namely IMS (VoLTE), SDM (Subscriber Data Management) and Customer Experience, was more than offset by declines in legacy platforms and by the impact from the portfolio rationalization done in 2013.

•	Key wins announced in Q1 2014 included Verizon with our SDM platform, Telenor with our Motive solution and Bouygues with VoLTE.

•	Continued traction in Network Function Virtualization (NFV), a key development for the industry going forward, as evidenced by:

•	Launch of our vIMS solution currently in trial mode with 8 customers;

•	Global collaboration with Intel to speed up the industry move to cloud and accelerate the development of our Virtualized Radio Access Network (vRAN) portfolio, our Cloudband platform, and High-performance Packet Processing for advanced IP/MPLS platforms and functions;

•	Co-innovation agreement with Telefónica to drive innovation and adoption of NFV;

•	Demonstration of virtualized RAN and EPC with China Mobile.

ACCESS

Access segment revenues were Euro 1,572 million in Q1 2014, a 4.2% decrease compared to Q1 2013. Excluding Managed Services, which decreased by half reflecting our strategy to terminate or restructure loss-making contracts, the Access segment grew 2.1%. In Q1 2014, segment operating loss was Euro (37) million, an improvement of Euro 95 million compared to Q1 2013. The year-over-year improvement reflects a continued significant contribution from Fixed Access and improvements in the Wireless division. Segment operating cash flow of Euro (61) million in the quarter improved by Euro 211 million compared to Q1 2013, stemming primarily from improved profitability as well as improved operating working capital.

Breakdown of segment (In Euro million)	First Quarter 2014	First Quarter 2013	Change y-o-y		Fourth Quarter 2013	Change q-o-q
Access
Revenues	1,572	1,697	-4.2%		1,983	-20.1%
Wireless Access	999	1,012	2.3%		1,240	-18.9%
Fixed Access	460	463	2.8%		542	-14.6%
Managed services	99	204	-50.5%		186	-46.2%
Licensing	14	18	-22.2%		15	-6.7%
Adjusted Operating income	(37)	(132)	95		75	(112)
in % of revenues	-2.4%	-7.8%	540	bps	3.8%	-620	bps
Segment Operating Cash-Flow	(61)	(272)	211		224	(285)
in % of revenues	-3.9%	-16.0%	1,210	bps	11.3%	-1,520	bps

Wireless Access revenues were Euro 999 million, an increase of 2.3% year-on-year. In the first quarter, LTE growth continued to be strong, notably in the US. This growth was partially offset by continued declines in 2G and 3G technologies, which represented less than 25% of our wireless access revenues in Q1.

•	LTE overlay wins with America Movil’s Claro Uruguay, Etisalat United Arab Emirates, APT (Taiwan) and Outremer Telecom.

•	We recently signed a framework agreement with China Mobile which centers on wireless ultra-broadband access technology, including TD-LTE and small cells, as well as other products and services, including optics, routing and ultra-broadband access.

•	New small cell announcements including Verizon Wireless and TIM in Brazil.

Fixed Access revenues were Euro 460 million in Q1 2014, an increase of 2.8% from Q1 2013. Both copper and fiber technologies continued to show good performance, notably driven by the rejuvenation of broadband access networks in Europe and in Asia-Pacific outside of China. North America business remains solid with good activity notably with Tier 1 customers. These trends were partially offset by a decline in legacy technologies.

•	In the quarter, we signed 12 new fiber contracts including Swisscom, IP-Only and Telkom Akses.

•	To date, we have shipped 5.5 million VDSL2 vectoring lines and now have 20 customers including the activation of the first nationwide VDSL2 vectoring network with Belgacom.

•	Active discussions with leading operators for G.fast and successfully completed trial in NGPON2.

•	Early signs of increasing exposure to webscale companies and MSOs.

Managed Services revenues were Euro 99 million, decreasing by approximately 50%, reflecting our strategy to terminate or restructure loss-making contracts.

OTHER

Following the accounting of our Enterprise business as a discontinued operation in Q1 2014, our Other segment now only includes LGS, which is deconsolidated from April 1, 2014 after the closing of its sale on March 31, 2014.

Breakdown of segment (In Euro million)	First Quarter 2014	First (1) Quarter 2013	Change y-o-y	Fourth (1) Quarter 2013	Change q-o-q
Other
Revenues	40	52	(12)	54	(14)
Adjusted Operating income	(1)	2	(3)	(1)	0
in % of revenues	-2.5%	3.8%	Nm	-1.9%	Nm
Segment Operating Cash-Flow	(12)	(2)	(10)	5	(17)
in % of revenues	-30.0%	-3.8%	Nm	9.3%	Nm

(1)	2013 figures are re-presented to reflect accounting of Enterprise as a discontinued operation in Q1 2014.

CASH FLOW STATEMENT HIGHLIGHTS

Cash Flow highlights	First quarter	First quarter (1)
(In Euro million)	2014	2013
Adjusted operating income / (loss)	33	(179)
Change in operating WCR	(92)	(100)
Segment Operating Cash Flow	(59)	(279)
Depreciation & Amort and other adjustements	42	95
Operating Cash Flow	(17)	(184)
Interest	(89)	(101)
Taxes	(34)	(27)
Pension funding & retiree benefit cash outlays	(42)	(33)
Restructuring cash outlays	(110)	(99)
Capital expenditures (incl. R&D cap.)	(106)	(100)
Disposal of Intellectual Property	—	—
Free Cash Flow	(398)	(544)

(1)	2013 figures are re-presented to reflect accounting of Enterprise as a discontinued operation in Q1 2014.

BALANCE SHEET HIGHLIGHTS

Statement of position - Assets	Mar 31,	Dec 31,
(In Euro million)	2014	2013
Total non-current assets	10,051	10,152
of which Goodwill & intangible assets, net	3,825	4,157
of which Prepaid pension costs	3,335	3,150
of which Other non-current assets	2,891	2,845
Total current assets	10,962	11,744
of which OWC assets	4,256	4,463
of which other current assets	1,383	926
of which marketable securities, cash & cash equivalents	5,323	6,355

Total assets	21,013	21,896

Statement of position - Liabilities and equity	Mar 31,	Dec 31,
(In Euro million)	2014	2013
Total equity	3,552	3,663
of which attributable to the equity owners of the parent	2,834	2,933
of which non controlling interests	718	730
Total non-current liabilities	10,131	9,954
of which pensions and other post-retirement benefits	4,001	3,854
of which long term debt	4,912	4,922
of which other non-current liabilities	1,218	1,178
Total current liabilities	7,330	8,279
of which provisions	1,321	1,416
of which short term debt	556	1,240
of which OWC liabilities	3,930	4,199
of which other current liabilities	1,523	1,424

Total liabilities and shareholder’s equity	21,013	21,896

Alcatel-Lucent will host a press and analyst conference at 1 p.m. CET which will be available live via conference call or audio webcast. All details on http://www.alcatel-lucent.com/investors/financial-results/q1-2014

Notes

The Board of Directors of Alcatel-Lucent met on May 7, 2014, examined the Group’s unaudited interim condensed consolidated financial statements at March 31, 2014, and authorized their issuance.

The interim condensed consolidated financial statements are unaudited. They are available on our website http://www.alcatel-lucent.com/investors/financial-results/q1-2014

Operating income (loss) is the Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain (loss) on disposal of consolidated entities and post-retirement benefit plan amendments.

“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation.

“Segment operating cash flow” is the adjusted operating income plus operating working capital change at constant exchange rate.

“Operating cash-flow” is defined as cash-flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay.

2014 Upcoming events

May 28, 2014: AGM

July 31, 2014: Second quarter results

About Alcatel-Lucent (Euronext Paris and NYSE: ALU)

Alcatel-Lucent is at the forefront of global communications, providing products and innovations in IP and cloud networking, as well as ultra-broadband fixed and wireless access to service providers and their customers, enterprises and institutions throughout the world.

Underpinning Alcatel-Lucent in driving the industrial transformation from voice telephony to high-speed digital delivery of data, video and information is Bell Labs, an integral part of Alcatel-Lucent and one of the world’s foremost technology research institutes, responsible for countless breakthroughs that have shaped the networking and communications industry. Alcatel-Lucent innovations have resulted in the company being recognized by Thomson Reuters as a Top 100 Global Innovator, as well as being named by MIT Technology Review as amongst 2012’s Top 50 “World’s Most Innovative Companies”. Alcatel-Lucent has also been recognized for innovation in sustainability, being named Industry Group Leader for Technology Hardware & Equipment sector in the 2013 Dow Jones Sustainability Indices review for making global communications more sustainable, affordable and accessible, all in pursuit of the company’s mission to realize the potential of a connected world.

With revenues of Euro 14.4 billion in 2013, Alcatel-Lucent is listed on the Paris and New York stock exchanges (Euronext and NYSE: ALU). The company is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T : + 33 (0)1 40 76 49 91

ALCATEL-LUCENT INVESTOR RELATIONS

MARISA BALDO	marisa.baldo@alcatel-lucent.com	T : + 33 (0)1 40 76 11 20
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
JACQUES-OLIVIER VALLET	jacques-olivier.vallet@alcatel-lucent.com	T : +33 (0)1 40 76 12 49

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent, such as for example as the stated goals to become an “IP Networking and Ultra-Broadband specialist”, “leader in innovation” or achieving a more “diversified customer basis”, “competitive fixed costs structure”, “profitable growth cash generation” and “strong balance sheet with lower gearing”. Words such as “will,” “expects,” “looks to,” “anticipates,” “targets,” “projects,” “intends,” “guidance”, “maintain”, “plans,” “believes,” “estimates,” “aim,” “goal,” “outlook,” “momentum,” “continue,” “reach,” “confident in,” “objective,” “expansion”, “adoption” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guaranties of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess, including broad trends not within our control such as the economic climate in the world, and in particular in those geographical areas where we are most active. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, in particular with regard to product demand being as expected, of which a continued significant growth in some of our activities (and in particular those to which we have decided to focus our resources), our ability to close on any announced divestitures, in particular the divestment of our Enterprise businesses, as well as obtain the price we estimated by a given date for those remaining activities we want to divest, to improve our level of free cash-flow, or to achieve all the goals of our Shift Plan, including headcount reduction, product mix and site rationalization, and to exit unprofitable contracts and markets at a reasonable cost. These risks and uncertainties are also based upon a number of factors including, among others, our ability to realize the full value of our existing and future intellectual property portfolio in a complex technological environment (including defending ourselves in infringement suits and licensing on a profitable basis our patent portfolio), our ability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted, demand for our legacy products and the technologies we pioneer, the timing and volume of network roll-outs and/or product introductions, difficulties and/or delays in our ability to execute on our other strategic plans, our ability to efficiently co-source or outsource certain business processes (in particular with regard to our finance and human resources functions) and more generally control our costs and expenses, the risks inherent in long-term sales agreements, exposure to the credit risk of customers or foreign exchange fluctuations, reliance on a limited number of suppliers for the components we need as well as our ability to efficiently source components when demand increases, the social, political risks we may encounter in any region of our global operations, the costs and risks associated with pension and postretirement benefit obligations, our ability to avoid unexpected contributions to such plans and to convert US pension liabilities into a one-time lump-sum payment in a cost-effective manner, changes to existing regulations or technical standards, existing and future litigation, compliance with environmental, health and safety laws, our ability to procure financing for our operations at an affordable cost, and the impact of each of these factors on our results of operations and cash. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2013, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

ADJUSTED PROFORMA RESULTS

In the first quarter, the reported net loss (group share) was Euro (73) million or Euro (0.03) per diluted share (USD (0.04) per ADS) including the negative after tax impact from Purchase Price Allocation entries of Euro 8 million.

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which exclude the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The first quarter 2014 adjusted net loss (group share) was Euro (65) million or Euro (0.02) per diluted share (USD (0.03) per ADS).

E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of 1.3777 USD as of March 31, 2014; USD 1.2816 as of March 31, 2013; 1.3779 as of December 31, 2013.

	Q1 2014
(In Euro million except for EPS)	As reported	PPA	Adjusted
Revenues	2,963		2,963
Cost of sales	(2,007)		(2,007)

Gross Profit	956	0	956

SG&A expenses	(389)	8	(381)
R&D costs	(547)	5	(542)

Operating income (loss)	20	13	33

Restructuring costs	(67)		(67)
Litigations	4		4
Gain/(loss) on disposal of consolidated entities	(16)		(16)
Impairment of assets	0		0
Post-retirement benefit plan amendment	0		0

Income (loss) from operating activities	(59)	13	(46)

Financial result (net)	(82)	0	(82)

Share in net income(losses) of equity affiliates and disposals/sales in progress of activities	2		2
Income tax benefit (expense)	55	(5)	50

Income (loss) from continuing operations	(84)	8	(76)

Income (loss) from discontinued activities	16	0	16

Net Income (loss)	(68)	8	(60)

of which : Equity owners of the parent	(73)	8	(65)

Non-controlling interests	5		5

Earnings per share : basic	(0.03)		(0.02)
Earnings per share : diluted	(0.03)		(0.02)

RECONCILIATION BETWEEN FIGURES WITH “ENTERPRISE DISCONTINUED” AND FIGURES WITH “ENTERPRISE CONTINUED”

	Q1’2014			Q1’2013			Q2’2013			Q3’2013			Q4’2013			FY’2013
In Euro million	Q1 adjusted Enterprise continued	Enterprise	Q1 adjusted Enterprise discontinued	Q1 adjusted Enterprise continued	Enterprise	Q1 adjusted Enterprise discontinued	Q2 adjusted Enterprise continued	Enterprise	Q2 adjusted Enterprise discontinued	Q3 adjusted Enterprise continued	Enterprise	Q3 adjusted Enterprise discontinued	Q4 adjusted Enterprise continued	Enterprise	Q4 adjusted Enterprise discontinued	Q4 adjusted Enterprise continued	Enterprise	Q4 adjusted Enterprise discontinued
Profit&Loss Statement
Revenues	3,104	141	2,963	3,226	163	3,063	3,612	172	3,440	3,668	168	3,500	3,930	177	3,753	14,436	680	13,756
Adjusted Gross profit	1,019	63	956	947	82	865	1,151	79	1,072	1,196	80	1,116	1,349	93	1,256	4,643	334	4,309
in % of revenues	32.8%		32.3%	29.4%		28.2%	31.9%		31.2%	32.6%		31.9%	34.3%		33.5%	32.2%		31.3%
Adjusted Operating income	22	(11)	33	(179)		(179)	46	1	45	116	3	113	307	15	292	290	19	271
in % of revenues	0.7%		1.1%	-5.5%		-5.8%	1.3%		1.3%	3.2%		3.2%	7.8%		7.8%	2.0%		2.0%

Cash Flow Statement
Segment Operating cash flow	(54)	5	(59)	(251)	28	(279)	(52)	(11)	(41)	51	13	38	499	11	486	247	43	204
Free cash flow	(396)	2	(398)	(533)	11	(544)	(248)	(1)	(247)	(218)	9	(227)	363	2	361	(636)	21	(657)
Free cash flow excluding restructuring charges	(286)	2	(288)	(433)	12	(445)	(134)	1	(135)	(104)	12	(116)	557	7	550	(114)	32	(146)

The Shift Plan KPIs
Access and Other operating cash flow	(70)	3	(73)	(264)	10	(274)	(113)	5	(118)	27	5	22	239	10	229	(111)	30	(141)
Fixed costs savings	147	4	143	55	6	49	120	7	113	84	7	77	104	8	96	363	28	335

RESTATEMENT OF 2013 BREAKDOWN BY OPERATING SEGMENTS

In Euro Million
	Q1’14	2013	Q4’13	Q3’13	Q2’13	Q1’13
Revenues
Core Networking	1,352	6,094	1,716	1,496	1,571	1,311
IP Routing	549	2,253	555	580	624	494
IP Transport	454	2,120	618	544	530	428
IP Platforms	349	1,721	543	372	417	389
Access	1,572	7,447	1,983	1,951	1,816	1,697
Wireless Access	999	4,510	1,240	1,196	1,062	1,012
Fixed Access	460	2,069	542	541	523	463
Managed services	99	791	186	186	215	204
Licensing	14	77	15	28	16	18
Other	40	209	54	51	52	52
Eliminations & Unallocated	(1)	6	—	2	1	3
Total group revenues	2,963	13,756	3,753	3,500	3,440	3,063

Adj. operating income (loss)
Core Networking	96	472	257	92	138	(15)
in % of revenues	7.1%	7.7%	15.0%	6.1%	8.8%	-1.1%
Access	(37)	(86)	75	46	(75)	(132)
in % of revenues	-2.4%	-1.2%	3.8%	2.4%	-4.1%	-7.8%
Other	(1)	4	(1)	3	0	2
in % of revenues	-2.5%	1.9%	-1.9%	5.9%	0.0%	3.8%
Unallocated	(25)	(119)	(39)	(28)	(18)	(34)
Total	33	271	292	113	45	(179)
in % of revenues	1.1%	2.0%	7.8%	3.2%	1.3%	-5.8%

Segment Operating Cash Flow
Core Networking	48	475	316	61	109	(11)
in % of revenues	3.6%	7.8%	18.4%	4.1%	6.9%	-0.8%
Access	(61)	(137)	224	26	(114)	(272)
in % of revenues	-3.9%	-1.8%	11.3%	1.3%	-6.3%	-16.0%
Other	(12)	(5)	5	(4)	(4)	(2)
in % of revenues	-30.0%	-2.4%	9.3%	-7.8%	-7.7%	-3.8%
Unallocated	(34)	(129)	(59)	(45)	(32)	6
Total	(59)	204	486	38	(41)	(279)
in % of revenues	-2.0%	1.5%	12.9%	1.1%	-1.2%	-9.1%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 9, 2014	Alcatel Lucent

	By:	/s/ Jean Raby
	Name:	Jean Raby
	Title:	Chief Financial and Legal Officer